SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                           WESCO International, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  95082P 10 5
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                August 3, 2005
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[ X ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95082P 10 5                                        Page 2 of 22 Pages

     1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

           The Cypress Group L.L.C.

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  ..............................................................
           (b)  [X]...........................................................

     3. SEC Use Only..........................................................

     4. Citizenship or Place of Organization      Delaware

                        5. Sole Voting Power          0
     Number of
     Shares             6. Shared Voting Power         0
     Beneficially
     Owned by           7. Sole Dispositive Power      0
     Each Reporting
     Person With        8. Shared Dispositive Power    0

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person      0

     10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions).               Not applicable.

     11.   Percent of Class Represented by Amount in Row (9)    0.0%

     12.   Type of Reporting Person (See Instructions) OO

CUSIP No. 95082P 10 5                                        Page 3 of 22 Pages

     1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

           Cypress Associates L.P.

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    .............................................................
           (b)    [X]..........................................................

     3. SEC Use Only ..........................................................

     4. Citizenship or Place of Organization    Delaware

     Number of         5. Sole Voting Power          0
     Shares
     Beneficially      6. Shared Voting Power        0
     Owned by
     Each Reporting    7. Sole Dispositive Power     0
     Person With
                       8. Shared Dispositive Power   0

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person      0

     10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions).      Not applicable.

     11.   Percent of Class Represented by Amount in Row (9)    0.0%

     12.   Type of Reporting Person (See Instructions) PN

CUSIP No. 95082P 10 5                                        Page 4 of 22 Pages

     1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

           Cypress Merchant Banking Partners L.P.

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    .............................................................
           (b)    [X]..........................................................

     3. SEC Use Only...........................................................

     4. Citizenship or Place of Organization        Delaware

     Number of         5.  Sole Voting Power          0
     Shares
     Beneficially      6.  Shared Voting Power        0
     Owned by
     Each Reporting    7.  Sole Dispositive Power     0
     Person With
                       8.  Shared Dispositive Power   0

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person      0

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions).            Not applicable.

     11. Percent of Class Represented by Amount in Row (9)    0.0%

     12. Type of Reporting Person (See Instructions) PN

CUSIP No. 95082P 10 5                                        Page 5 of 22 Pages

     1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

           Cypress Offshore Partners L.P.

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    .............................................................
           (b)    [X]..........................................................

     3. SEC Use Only ..........................................................

     4. Citizenship or Place of Organization     Cayman Islands

     Number of         5. Sole Voting Power          0
     Shares
     Beneficially      6. Shared Voting Power         0
     Owned by
     Each Reporting    7. Sole Dispositive Power      0
     Person With
                       8. Shared Dispositive Power    0

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person        0

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions).     Not applicable.

    11.  Percent of Class Represented by Amount in Row (9)    0.0%

    12.  Type of Reporting Person (See Instructions) PN

CUSIP No. 95082P 10 5                                        Page 6 of 22 Pages

     1. Names of Reporting Persons./I.R.S. Identification Nos. of Above Persons (Entities Only).

           Jeffrey P. Hughes

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    .............................................................
           (b)    [X]..........................................................

     3. SEC Use Only ..........................................................

     4. Citizenship or Place of Organization     United States of America

     Number of         5. Sole Voting Power          40,000
     Shares
     Beneficially      6. Shared Voting Power         0
     Owned by
     Each Reporting    7. Sole Dispositive Power      40,000
     Person With
                       8. Shared Dispositive Power    0

        9.        Aggregate Amount Beneficially Owned by Each Reporting
                  Person            40,000

        10.       Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares (See Instructions).     Not applicable.

        11.       Percent of Class Represented by Amount in Row (9)    0.1%

        12.       Type of Reporting Person (See Instructions) IN

CUSIP No. 95082P 10 5                                        Page 7 of 22 Pages

     1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

           James L. Singleton

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    .............................................................
           (b)    [X]..........................................................

     3. SEC Use Only...........................................................

     4. Citizenship or Place of Organization    United States of America

                          5.  Sole Voting Power          10,000
     Number of
     Shares               6.  Shared Voting Power        0
     Beneficially
     Owned by             7.  Sole Dispositive Power     10,000
     Each Reporting
     Person With          8.  Shared Dispositive Power   0

     9. Aggregate Amount Beneficially Owned by Each Reporting Person    10,000

    10. Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions).       Not applicable.

    11. Percent of Class Represented by Amount in Row (9)    0.0%

    12. Type of Reporting Person (See Instructions) IN

CUSIP No. 95082P 10 5                                        Page 8 of 22 Pages

     1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

              David P. Spalding

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    .............................................................
           (b)    [X]..........................................................

     3. SEC Use Only...........................................................

     4. Citizenship or Place of Organization    United States of America

                      5.  Sole Voting Power         0
     Number of
     Shares           6.  Shared Voting Power       0
     Beneficially
     Owned by         7.  Sole Dispositive Power    0
     Each Reporting
     Person With      8. Shared Dispositive Power   0

     9. Aggregate Amount Beneficially Owned by Each Reporting Person    0

    10. Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions).       Not applicable.

    11. Percent of Class Represented by Amount in Row (9)    0.0%

    12. Type of Reporting Person (See Instructions) IN

CUSIP No. 95082P 10 5                                       Page 9 of 22 Pages


     1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Entities Only).

           James A. Stern

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    .............................................................
           (b)    [X]..........................................................

     3. SEC Use Only...........................................................

     4. Citizenship or Place of Organization    United States of America

Number of
Shares            5. Sole Voting Power           25,000
Beneficially
Owned by          6. Shared Voting Power              0
Each Reporting
Person With       7. Sole Dispositive Power      25,000

                  8. Shared Dispositive Power         0

     9. Aggregate Amount Beneficially Owned by Each Reporting Person   25,000

    10. Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions).        Not applicable.

    11. Percent of Class Represented by Amount in Row (9)    0.1%

    12. Type of Reporting Person (See Instructions)    IN

                                                            Page 10 of 22 Pages


Item 1.
          (a) Name of Issuer: WESCO International, Inc.
          (b) Address of Issuer's Principal Executive Offices:

               225 West Station Square Drive, Suite 700
               Pittsburgh, Pennsylvania 15219

Item 2.
          (a) Names of Persons Filing:

               The Cypress Group L.L.C.
               Cypress Associates L.P.
               Cypress Merchant Banking Partners L.P.
               Cypress Offshore Partners L.P.
               Jeffrey P. Hughes
               James L. Singleton
               David P. Spalding
               James A. Stern

          (b) Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of The Cypress Group L.L.C., Cypress Associates L.P., Cypress Merchant Banking Partners L.P., Cypress Offshore Partners L.P., Jeffery P. Hughes, James L. Singleton, David P. Spalding and James A. Stern is:

               c/o The Cypress Group L.L.C.
               65 East 55th Street
               New York, New York 10022

          (c) Citizenship: See Row 4 of each cover page.

          (d) Title of Class of Securities: Common Stock, par value $0.01 per share

          (e) CUSIP Number: 95082P 10 5

     Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

          (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

                                                            Page 11 of 22 Pages

          (e)[ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f)[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g)[ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

          (h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)[ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
          Item 1.

          (a) Amount beneficially owned: See Row 9 of each cover page.

          (b) Percent of class: See Row 11 of each cover page, which is based on Row 5 of each cover page.

          (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote: See Row 5 of each cover page.

               (ii) Shared power to vote or to direct the vote: See Row 6 of each cover page.

               (iii) Sole power to dispose or to direct the disposition of:
                     See Row 7 of each cover page

               (iv)  Shared power to dispose or to direct the disposition of:
                     See Row 8 of each cover page.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

                                                            Page 12 of 22 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

The Cypress Group L.L.C., a Delaware limited liability company ("Cypress Group"), is the sole general partner of Cypress Associates L.P., a Delaware limited partnership ("Cypress Associates"); and Cypress Associates is the sole general partner of Cypress Merchant Banking Partners L.P., a Delaware limited partnership ("CMBP"), and the sole investment general partner of Cypress Offshore Partners L.P., a Cayman Islands exempted limited partnership ("COP"), and therefore each of Cypress Group and Cypress Associates may be deemed to be the beneficial owner of the securities held by such limited partnerships. However, each of Cypress Group and Cypress Associates disclaims that it is a beneficial owner of such securities, except to the extent of its pecuniary interest in such securities. Because Cypress Group is a general partner of Cypress Associates and Cypress Associates is a general partner of each of CMBP and COP and because CMBP and COP acted together in their acquisition and disposition of the securities held by such limited partnerships, CMBP and COP may be deemed to be a member of "group" in relation to their respective investments in WESCO International, Inc. CMBP and COP do not affirm the existence of a group.

                                                            Page 13 of 22 Pages

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

         (a) Not applicable.
         (b) Not applicable.

                                                            Page 14 of 22 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE CYPRESS GROUP L.L.C.

                                    By: /s/ James A. Stern
                                        ------------------
                                        Name: James A. Stern
                                        Title: Member

Dated: September 8, 2005

                                                            Page 15 of 22 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      CYPRESS ASSOCIATES L.P.

                                      By: The Cypress Group L.L.C., its General
                                             Partner

                                          By: /s/ James A. Stern
                                              --------------------
                                              Name: James A. Stern
                                              Title: Member

Dated: September 8, 2005

                                                            Page 16 of 22 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             CYPRESS MERCHANT BANKING PARTNERS L.P.

                             By: Cypress Associates L.P., its General Partner

                                      By: The Cypress Group L.L.C., its General
                                             Partner

                                               By: /s/ James A. Stern
                                                   ------------------
                                                   Name: James A. Stern
                                                   Title: Member

Dated: September 8, 2005

                                                            Page 17 of 22 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              CYPRESS OFFSHORE PARTNERS L.P.

                              By: Cypress Associates L.P., its General Partner

                                      By: The Cypress Group L.L.C., its General
                                              Partner

                                          By: /s/ James A. Stern
                                              -----------------------
                                              Name: James A. Stern
                                              Title: Member

Dated: September 8, 2005

                                                            Page 18 of 22 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    By: /s/ Jeffrey P. Hughes
                                        ----------------------
                                        Jeffrey P. Hughes


Dated: September 8, 2005

                                                            Page 19 of 22 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      By: /s/ James L. Singleton
                                          ----------------------
                                          James L. Singleton


Dated: September 8, 2005

                                                            Page 20 of 22 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     By: /s/ David P. Spalding
                                         ---------------------
                                         David P. Spalding


Dated: September 8, 2005

                                                            Page 21 of 22 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     By: /s/ James A. Stern
                                         ------------------
                                         James A. Stern


Dated: September 8, 2005

                                                            Page 22 of 22 Pages


EXHIBITS

Exhibit 99        Joint Filing Agreement